


**SunState**
LABORATORIES

**Creating sustainable alternatives for the household cleaner industry**

# THE PROBLEM

Household cleaners have remained relatively unchanged for generations.

  

These pre-mixed, ready to use spray bottles are designed to used and discarded when empty

In the United States, we toss out over
1 Billion spray bottles every year.
That's enough bottles to fill the Empire State
Building... Twice!



Our solution used to be sending it to China,
to the tune of 4,000 containers *every single day!*



Last year, China closed its boarders to our plastic waste.
Making it now one of our most serious environmental issues.



# ANOTHER PROBLEM

Pre-mixed, ready to use spray bottles don't fit well within our new eCommerce society



 Due to their heavy weight and issues with leaking, full bottles of cleaner don't ship well.

 Sales are limited primarily to brick & mortar

# OUR BRIGHT IDEA

Eliminate the BOTTLE and the WATER

 

Reinvent the Household Cleaner
Press the cleaning ingredients into Effervescent Tablets

  

# INTRODUCING....

**Rethink clean.
Refill. Reuse.**



**DAZZ** ®
*Cleaning Tablets*



**1**

Dazz cleaning
tablets



**2**

Your bottle &
water



**3**

What a bright
idea!

# SIMPLY SMARTER



No more littering the planet with plastic bottles



No more wasting money on new bottles filled mostly with water

# PLUS...

DAZZ opens up a world of opportunity
for direct-to-consumer sales



# OUR PRODUCTS

**7 New Products in R&D**

## All-Purpose

## Bathroom

## Glass





Refill Packs





Starter Kits

# DOES DAZZ CLEAN?

## Independently Tested at the TURI lab at the University of Mass





DAZZ window & glass

**VS**

Windex





DAZZ bathroom

**VS**

Colorox bathroom





DAZZ all purpose

**VS**

Formula 409



# DAZZ outperformed the leading brands

# COMPETITIVE ANALYSIS



**Budget-friendly**

**Hazardous to environment**

**Eco-friendly**

**Expensive**

# MARKET OPPORTUNITY

## $29 Billion Worldwide Cleaner Market



$1.7 B

$27.3 B

■ Brick-and-Mortar

■ eCommerce /
direct-to-consumer

**This chart illustrates how neglected the direct-to-consumer channels are for household cleaners. DAZZ will claim this neglected space!**

*Transparency Market Research 10/18/18

# GO TO MARKET



**Phase 2 - Brick & Mortar**



Catalog

Direct Sales

TV Shopping Channels

Subscription

E-commerce

**Phase 1 – Direct to Consumer**

# PROOF OF CONCEPT

Sold out 12,000 units in <11 minutes on HSN



# OPPORTUNITIES

 

 

Shopping channels around the world have contacted us about having David & DAZZ on their shows

# TRACTION

- Test campaign on Amazon & DAZZ
- $25-$50/day ad spend
- $.39 per click average
- 8.12% conversion visitor/buyer
- $2.20 customer acquisition cost



# INTERNATIONAL INTEREST

We've received interest from distributors from 16 foreign markets.
We have already shipped wholesale orders to Singapore, South Africa, India, and the UK.



# FINANCIAL PLAN

| | Actual to Date | 2020 | 2021 | 2022 | 2023 | 2024 |
|---|---|---|---|---|---|---|
| **Sales** | $133 | 735 | 2,742 | 6,742 | 13,059 | 22,296 |
| **COGS** | 79 | 146 | 716 | 1,954 | 4,026 | 7,015 |
| **Expenses** | 91 | 952 | 1,990 | 3,797 | 6,523 | 10,418 |
| **EBITDA** | (37) | (363) | 36 | 991 | 2,510 | 4,863 |

All figures shown in $1,000



*These financial projections are based on assumptions and are not guaranteed*

# OUR TEAM



### David Shahan
Founder and CEO

PRESS X PRESS

Jani King
The King of Clean

FOGELMAN



### Randall Hartman
Digital Marketing

FRONTIER
AIRLINES

RE/MAX

GOLFTEC



### Gillian Christie
PR & Social Media

SO DELICIOUS
DAIRY FREE

Unilever

AMR

Global Organics
Nature Knows Best

# PARTNERS & ADVISORS

**Steve Cesari**
Omni-channel Strategist




**Curtis Elliot**
Brand & Design




**Jan Grywczynski**
Advisor




# SOURCE OF FUNDS

## $1,070,000

Crowd Funding





Crowd Funding $1,070,000

From Founder $350,000

# USE OF FUNDS

- Invest in new production equipment to expand our manufacturing capacity

- Refresh DAZZ brand, begin production with new compostable packaging material

- Rebuild DAZZ website and add subscription platform and private portal for commercial / B2B customers.

- Prepare for retail launch with 130 Camping World stores in March 2020

- Finalize formulations and development of new products. Release 3 new products by 3rd quarter 2020, 4 new products in early 2021.

- Hire in-house sales associate to expand DAZZ presence on eCommerce sites

- Expand foreign market distribution. Add Australia, New Zealand, India, France, Great Britain, Canada, and Mexico by mid-summer 2020

- Engage Celestial Sales & Marketing as our independent rep group to launch our Brick-and-mortar sales campaign 2nd quarter 2020

- Transition fractional positions (Digital Marketing Manager and PR & Social Media) into in-house employees by 4th quarter 2020

- Hire office manager and warehouse manager 2nd & 3rd quarter 2020

# EXIT STRATEGY

## Innovation Acquired

 

 

 

 

## Potential acquirers

### Transnational CPG Companies

  

### Large Chemical Companies

  



### Cleaning Device Companies





Simply smarter way to clean

## Soup to Nuts

 



Develop–Manufacture–Sell



Award winning products
**Already on the Market**

**7 NEW products in R&D**



## Passionate Founder

- ✓ 30 years industry experience
- ✓ Leader of Top-Producing Teams
- ✓ Results Oriented – Fully Engaged

**◯Webolutions.**  **Proven Sales Partners**  CHRISTIE&CO

## Proof of Concept
12,000 units sold < 11 minutes



# WHY NOT P&G OR SC JOHNSON?

*Why aren't the big guys doing it already?*
*Or...*
*With no IP protection, aren't you afraid they will come along a squash you?*

### Answer 1

Their entire business model is built around the use-and-discard cycle. A large % of their costs and **profits** are derived from the bottle, sprayer, and water (some of their products are 94% water). They are essentially in the bottled water business. Concentrated products like DAZZ will end the use-and-discard cycle.



### Answer 2

With enough public outcry over single use plastic, and more focus on products that can easily be sold over the internet and direct-shipped to consumers, the big boys may acknowledge that concentrated products like DAZZ are viable products. It is unlikely they will create concentrated versions of their already popular brands, for fear of cannibalizing those sales. However, they may actively seek to acquire existing products like DAZZ that have built a recognized brand and a loyal customer base.

# WHY NOW?

China has stopped buying our plastic waste

 Shoppers are more environmentally responsible

Consumer buying behavior is evolving



    We have embraced DIY & concentrated products

# WHY IN-HOUSE MANUFACTURING?

 Improved Quality & Consistency

 Higher profit margins

 Faster Product Development. Continuous Improvements.

 SunState Labs can operate under Cert. B standards.